UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Public Utility Holding Company Act of 1935
File No. 70-8345
Report For Period: July 1, 2000 to September 30, 2000

In the Matter of:

CENTRAL POWER AND LIGHT COMPANY
CENTRAL AND SOUTH WEST CORPORATION

     This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26114 dated August 26, 1994, it is required that CPL file quarterly reports providing the following information with respect to the leasing of owned trains and railcars to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU): 1) the period of time the railcars are leased, 2) the number of railcars leased, 3) the revenues earned, variable cost, and contribution to fixed cost by month from leasing railcars to nonaffiliates and 4) the average number of railcars owned during the period. This report covers the period July 1, 2000 through September 30, 2000.

The requested information for the reporting period July 1, 2000 through September 30, 2000, is as follows:

_________________________________________________________________________________________________________________________
                              CPL                  PSO                SWEPCO              WTU               TOTAL
_________________________________________________________________________________________________________________________

PERIOD OF TIME
RAILCARS ARE LEASED          None                 None             None during        None during
TO  NON-AFFILIATES          During               during              quarter            quarter
                            Quarter              quarter
_________________________________________________________________________________________________________________________

NUMBER OF RAILCARS
LEASED TO
NON-AFFILIATES                 0                    0                   0                  0                  0
_________________________________________________________________________________________________________________________

REVENUE                       $0                   $0                   $0                 $0                 $0
_________________________________________________________________________________________________________________________

VARIABLE COST                 $0                   $0                   $0                 $0                 $0
_________________________________________________________________________________________________________________________

CONTRIBUTION                  $0                   $0                   $0                 $0                 $0
TO FIXED COST
_________________________________________________________________________________________________________________________

AVERAGE NUMBER OF
RAILCARS OWNED                485                  754                1,789                0                3,028
_________________________________________________________________________________________________________________________

                                                 S I G N A T U R E

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 10th day of November, 2000.

                                                    Central Power and Light Company

                                                    /s/    Armando Pena
                                                    Armando Pena
                                                    Treasurer